Delaying Amendment for the KC NASDAQ-100 Low Volatility
PutWrite-CallWrite Fund's ("The Fund") Registration Statement on
Form N-1A (File Numbers: 333-268422 & 811-23830)

November 29, 2022

Kestenbaum Capital, LLC is filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the Fund's Registration Statement on Form N-1A filed by Kestenbaum Capital, LLC on the 17th of November, 2022. The following delaying amendment, pursuant to Rule 473 of the Securities Act of 1933, is hereby incorporated onto the cover page of the Registration Statement:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

Any questions or comments can be directed to Roy Kestenbaum at 301-637-5008, or at 301-674-1670.

					Roy Kestenbaum
					Chief Executive Officer
					Kestenbaum Capital, LLC
					November 29, 2022

					ROY KESTENBAUM